FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of September
HSBC Holdings plc
42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ...............).

HSBC HOLDINGS PLC

15 September 2016

Notification of Transactions of Persons Discharging Managerial Responsibilities ("PDMRs")

HSBC Holdings plc has been advised that the following disposals of ordinary shares of US$0.50 took place in London on the dates indicated.

PDMRs
Name	Date	Price per Share	Shares sold
Samir Assaf	12 September 2016	£5.6484	31,795
	14 September 2016	£5.6229	83,207
Antonio Simoes	12 September 2016	£5.6390	18,048
		£5.6484	8,659
	14 September 2016	£5.6229	42,123

The following disclosure is made in accordance with Article 19 of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated

First Name(s)	Last Name(s)
Name of natural person*	Samir	Assaf

2 - Reason for the notification

Position/status*	CEO Global Banking & Markets

Initial notification/amendment*	Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity*	HSBC Holdings plc

Legal Entity Identifier code	MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Description of the financial instrument, type of instrument*	Ordinary shares of US$0.50 each

Identification Code*	GB0005405286

Nature of the transaction*	Disposal

Currency*	GBP

Price(s) and Volume(s)	Price	Volume
5.65	31,795

Aggregated Information	Price	Volume	Total
5.648	31,795	179,590.88

Date of Transaction	2016-09-12

Place of Transaction	London Stock Exchange, Main Market (XLON)

Description of the financial instrument, type of instrument*	Ordinary shares of US$0.50 each

Identification Code*	GB0005405286

Nature of the transaction*	Disposal

Currency*	GBP

Price(s) and Volume(s)	Price	Volume
5.62	83,207

Aggregated Information	Price	Volume	Total
5.623	83,207	467,864.64

Date of Transaction	2016-09-14

Place of Transaction	London Stock Exchange, Main Market (XLON)

1 - Details of the person discharging managerial responsibilities / person closely associated

	First Name(s)	Last Name(s)
Name of natural person*	Antonio	Simoes

2 - Reason for the notification

Position/status*	Chief Executive, HSBC Bank plc

Initial notification/amendment*	Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity*	HSBC Holdings plc

Legal Entity Identifier code	MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Description of the financial instrument, type of instrument*	Ordinary shares of US$0.50 each

Identification Code*	GB0005405286

Nature of the transaction*	Disposal

Currency*	GBP

Price(s) and Volume(s)	Price	Volume	Total
	5.64	18,048	101,772.67
	5.65	8,659	48,909.50

Aggregated Information	Price	Volume	Total
	5.642	26,707	150,682.17

Date of Transaction	2016-09-12

Place of Transaction	London Stock Exchange, Main Market (XLON)

Description of the financial instrument, type of instrument*	Ordinary shares of US$0.50 each

Identification Code*	GB0005405286

Nature of the transaction*	Disposal

Currency*	GBP

Price(s) and Volume(s)	Price	Volume
	5.62	42,123

Aggregated Information	Price	Volume	Total
	5.623	42,123	236,853.42

Date of Transaction	2016-09-14

Place of Transaction	London Stock Exchange, Main Market (XLON)

For any queries related to this notification please contact: Lauren Brown, Assistant Company Secretary on 020 7992 3761.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
HSBC Holdings plc

By:
                                  Name: Ben J S Mathews
                                                   Title: Group Company Secretary
                                                                                                                  Date: 15 September 2016